SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2003

SAES Getters S.p.A.

(Translation of Registrant’s Name Into English)

Republic of Italy

(Jurisdiction of incorporation or organization)

Viale Italia, 77

20020 Lainate, Milan

Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes      No

      If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 21, 2003

SAES Getters S.p.A.

By:	/s/	Giuseppe Rolando

Giuseppe Rolando
Chief Financial Officer

EXHIBIT INDEX

99	Press Release dated March 19th, 2003